Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148745

PROSPECTUS SUPPLEMENT	BCSB Bancorp, Inc. (Proposed holding company for Baltimore County Savings Bank, F.S.B.)

This prospectus supplement supplements the prospectus of BCSB Bancorp, Inc. dated February 11, 2008. This prospectus supplement should be read together with the prospectus.

Termination of Supervisory Agreement

Effective March 10, 2008, the Office of Thrift Supervision has terminated the Supervisory Agreement under which Baltimore County Savings Bank, F.S.B. had been operating since December 2005. Achieving the termination of the Supervisory Agreement had been one of our strategic goals. The termination of the Supervisory Agreement is expected to help improve profitability in future periods primarily through reduced FDIC deposit insurance premiums. We estimate annual expense reductions ranging from $200,000 to $300,000 on a pre-tax basis once the impact of the expense reduction is fully achieved. Our commitments to the Office of Thrift Supervision not included in the Supervisory Agreement, including Baltimore County Savings Bank’s commitment not to pay any dividend to BCSB Bankcorp or to Baltimore County Savings Bank, M.H.C. without the prior written approval of the Office of Thrift Supervision and BCSB Bankcorp’s commitment not to declare or pay any dividends or incur debt without the prior written approval of the Office of Thrift Supervision, remain in effect.

Extension of Subscription and Community Offering

In order to give potential purchasers in the subscription and community offering an opportunity to review this prospectus supplement, we have extended the termination date for our subscription and community offering until 3:00 p.m., Eastern Time, on April 2, 2008.

Any person who requires an additional copy of the prospectus previously provided by us may obtain one by contacting our conversion center at (410) 248-1189. We will promptly process the request. Because the subscription and community offering period ends on April 2, 2008, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five business days before the subscription period ends.

Orders Received to Date Will Remain Unchanged

Orders submitted to date remain irrevocable and will remain unchanged. If you have already submitted an order in the subscription or community offering and wish to increase your order, please contact our conversion center at (410) 248-1189 for instructions.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

STERNE, AGEE & LEACH, INC.

The date of this prospectus supplement is March 14, 2008